UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K




             For Annual Reports of Employee Stock Purchase, Savings
                   and Similar Plans Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934






(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1999

                                       Or

( ) Transition report pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934 For the transition period from ________ to __________ Commission file number_______________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Burlington Resources Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056




               BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULE


                      As of December 31, 1999 and 1998 and
                      for the Year Ended December 31, 1999

               Burlington Resources Inc. Retirement Savings Plan


                               Table of Contents




                                                                            Page



Financial Statements
   Statement of Net Assets Available for Benefits as
    of December 31, 1999 and 1998                                             2

   Statement of Changes in Net Assets Available for
    Benefits for the year ended December 31, 1999                             3

   Notes to Financial Statements                                              4

Report of Independent Accountants                                             9


Supplemental Schedule

   Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
    as of December 31, 1999                                                  10


Exhibit

  23           Consent of Independent Accountants                            12



               Burlington Resources Inc. Retirement Savings Plan
                 Statement of Net Assets Available for Benefits




                                                                December 31,
                                                    ----------------------------------
                                                         1999                1998
                                                    --------------      --------------


Investments
     At fair value
         Burlington Resources Inc. common stock     $   55,930,009      $   30,982,238
         Registered investment companies               140,207,812          88,042,289
         Participants notes receivable                   7,185,934           6,203,392
         Cash and cash equivalents                       1,961,516           3,462,362
     At contract value
         Unallocated investment contracts               54,046,118          54,643,366
                                                    --------------      --------------

             Total assets                              259,331,389         183,333,647
                                                    --------------      --------------

             Net assets available for benefits      $  259,331,389      $  183,333,647
                                                    ==============      ==============






   The accompanying notes are an integral part of these financial statements.


               Burlington Resources Inc. Retirement Savings Plan
                       Statement of Changes in Net Assets
                             Available for Benefits



                                                                                      Year Ended
                                                                                     December 31,
                                                                                         1999
                                                                                  --------------------

Investment Income
    Interest income                                                               $         4,173,958
    Dividend income                                                                         3,583,410
    Net appreciation in the fair value of investments                                      26,320,116
                                                                                  -------------------

       Net investment income                                                               34,077,484
                                                                                  -------------------

Contributions
    Employer                                                                                7,441,795
    Participants                                                                           11,299,252
                                                                                  -------------------

       Total contributions                                                                 18,741,047
                                                                                  -------------------

               Total additions                                                             52,818,531
                                                                                  -------------------

Participants' withdrawals and distributions                                                35,475,769
Administrative expenses                                                                       182,889
                                                                                  -------------------

               Total deductions                                                            35,658,658
                                                                                  -------------------

       Net increase before transfer of assets from other plan                              17,159,873

Transfer of assets from other plan (Note 1)                                                58,837,869
                                                                                  --------------------

         Net increase                                                                      75,997,742

Net assets available for benefits
    Beginning of year                                                                     183,333,647
                                                                                  -------------------

    End of year                                                                   $       259,331,389
                                                                                  ===================




   The accompanying notes are an integral part of these financial statements.

               Burlington Resources Inc. Retirement Savings Plan
                         Notes to Financial Statements

1.   Plan Description

     General

     The following description of the Burlington Resources Inc. ("BR" or the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     The Plan is a trusteed, defined contribution plan, administered by a committee of BR executives, for participants of the employer companies BR and Burlington Resources Oil & Gas Company (formerly known as Meridian Oil Inc.), which is a wholly-owned subsidiary of BR. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan's assets are held by Charles Schwab Trust Company and participant accounts are maintained by Charles Schwab Retirement Plan Services.

     Plan Merger

     Effective January 1, 1999, the assets of the LL&E Savings Plan were merged into the Plan. At that time, the LL&E Savings Plan ceased operations and its participants began receiving benefits under the provisions of the Plan.

     Investments

     A participant may direct his or her investment of account balances and contributions to any one or more of the following investment funds.

     Company Stock Fund - Invested in common stock of BR.

     S&P 500 Institutional Index Fund - Invested in a diversified portfolio of common stock and other equity securities. This fund is managed to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

     International Equity Fund - Invested primarily in the equity securities of companies based outside the United States.

     Balanced Fund - Invested approximately 60 percent in equity securities, which attempt to mirror the Willshire 5000 Equity Index and 40 percent in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

     Small-Cap Equity Fund - Invests at least 65% of its total assets in common stock, or other equity securities including preferred stocks, rights and warrants of the second 1,000 largest U.S. corporations.

     Growth Equity Fund - Invests primarily in common stocks of corporations that the trust advisor believes are undervalued and capable of generating strong earnings growth in the near term.


     Large Capital Value Fund - Invests primarily in common stocks and other instruments convertible into common stock issued by large corporations.

     Global Equity Fund - Invested primarily in equity instruments issued by corporations from the U.S and abroad.

     Stable Value Fund - Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions.

     Effective January 1, 1999, the Growth Equity Fund, Large Capital Value Fund and the Global Equity Fund were introduced as investment options to the Plan.

     Participants' Notes Receivable

     The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any Individual Retirement Account balance), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. The interest rate on loans is 1% above the prime rate, which is determined at the first of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant's current investment elections. Loan balances due from terminated participants may be deemed distributed to the participant at the time his or her account balance is liquidated. During 1999, $539,405 of such distributions are included in participant withdrawals and distributions in the accompanying financial statements.


     Contributions

     A participant may elect to make regular semi-monthly pretax basic contributions from 1% to 13% of his or her total eligible compensation subject to an IRS limitation of $10,000. The employer matches, by cash payment, up to 6% of total eligible compensation for a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. Supplemental after-tax contributions are permitted regardless of whether the participant contributed the maximum pretax basic contribution eligible for a matching employer contribution. In addition, a participant may make an approved rollover contribution of a distribution received from another qualified employee benefit plan. However, total contributions to the plan are subject to IRS limitations. All regular employer and participant contributions are paid to the Plan's trustee semi-monthly.

     Vesting

     A participant's entire account is 100% vested and nonforfeitable at all times.

     Participants' Withdrawals and Distributions

     The Plan provides for several different types of withdrawals by participants. Participants may take in-service withdrawals of certain funds depending on their source. Upon the separation from service, a participant's account balance may be distributed in a lump sum. A participant whose account balance exceeds $5,000 may elect a deferred distribution or installment payments over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70-1/2.

     Termination of the Plan

     While the Board of Directors of BR has not expressed any intention to do so, they may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

     Income Taxes

     The Plan has received a determination letter dated June 12, 2000 from the Internal Revenue Service advising that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and is therefore exempt from income taxes.


2.   Accounting Policies

     Principles of Reporting

     In accordance with generally accepted accounting principles ("GAAP"), the accounting records of the Plan are maintained on the accrual basis except for participant withdrawals and distributions, which are reported when paid. Amounts for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date are recorded on Form 5500 as withdrawals. No such unpaid claims exist at December 31, 1999 or 1998. The preparation of the Plan's financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results could differ from estimates. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Financial Statement Presentation

     On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which among other things, eliminated previous requirements for presenting participant directed investment programs. This pronouncement, which is effective for plan years ending after December 15, 1999, has been adopted by the Plan and thus, the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

     Investments

     The Plan's investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit responsive, are stated at contract value. Fair value for investments other than participants'  notes  receivable is  determined  by quoted  market  prices.
     Participants' notes receivable are carried at original loan principal balance, less principal repayments which approximates fair value.

     Net appreciation (depreciation) in the fair value of the Plan investments, which consists of net realized and unrealized appreciation (depreciation), are presented in the Statement of Changes in Net Assets Available for Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

     Cash and Cash Equivalents

     All short-tem investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

     Dividend and Interest Income

     Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

     Administrative Expense

     Certain administrative expenses and professional fees incurred by the Plan are paid by BR.

3.   Net Appreciation in the Fair Value of Investments

     Following is a summary of the components of the net appreciation in the fair value of investments.


                                                            Year Ended
                                                           December 31,
                                                              1999
                                                      --------------------

               BR common stock                        $           202,519
               Registered investment companies                 26,117,597
                                                      --------------------

                  Total net appreciation              $        26,320,116
                                                      ====================

4.   Investments

     Investments that comprised 5% or more of the net assets available for benefits follow.




                                                                      December 31,
                                                     ---------------------------------------------
                                                            1999                       1998
                                                     --------------------       ------------------

        BR common stock                                  $55,930,009                $30,982,338

        Vanguard Balanced Index Fund                     $13,516,765                $13,738,943

        Janus Worldwide Fund                             $23,362,215                $12,074,554

        Vanguard Institutional Index Fund                $65,945,157                $48,009,760

        Schwab Small-Cap Index Fund                      $13,387,887                $14,219,032

        John Hancock Mutual Life Insurance Company                 -                $11,314,430
        guaranteed investment contract #7474-2





5.   Investment Contracts

     The fair value of investment contracts as of December 31, 1999 and 1998 was approximately $53,200,000 and $59,300,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 1999 and 1998 was 6.07% and 6.54%, respectively. The crediting interest rates ranged from 5.24% to 7.66% and 4.23% to 14.4% at December 31, 1999 and 1998, respectively.

                       Report of Independent Accountants

To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Burlington Resources Inc. Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents on Page 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers LLP
June 21, 2000

SUPPLEMENTAL SCHEDULE



                                Burlington Resources Inc. Retirement Savings Plan
                      Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
                                                December 31, 1999

                                                 EIN: 91-1413284
                                                    Plan: 002
                                                  1999 Form 5500


                                                                                                (e)
                                                                                              Current
                                                                                              Value/
  (a)   (b)(c)                                                                              Fair Value
                                                                                         ------------------
            Investment Contracts
                    John Hancock Mutual Life Insurance Company
                        #7216, 5.24%, matures 6/20/02                                    $         855,523
                        #7354-1, 6.18%, matures 8/1/02                                           1,020,491
                        #7474, 6.61%, matures 5/1/07                                            10,315,036
                    Continental Assurance Company
                        #630-05573, 5.40%, matures 9/25/02                                       2,890,859
                        #25708-101, 5.75%, matures 6/30/04                                       5,692,840
                    Massachusetts Mutual
                        #10516, 5.97%, matures 7/5/02                                            1,214,376
                    New York Life Insurance
                        #06753-002, 5.62%, 8/15/00                                                 627,413
                    Chase Manhattan Bank
                        #401725-6, 6.55%, matures 12/30/03                                       3,860,658
                    Bank of America NT & SA
                        #99-073, 6.27%, matures 12/30/02                                         3,305,446
                    BMA
                        #1335, 5.75%, matures 11/17/03                                           1,596,732
                    Bankers Trust (Delaware)
                        #92-493, 5.75%, matures 2/28/03                                          5,516,263
                    UBS AG
                        #5002, 6.12%, matures 3/30/00                                            2,010,115
                    State Street Bank & Trust
                        #99007, 5.32%, matures 9/25/02                                           3,020,704
                    Monumental Life Ins. Co.
                        #00085TR, 6.06%, matures 9/25/02                                         9,139,753
                    UBS AG
                        #5040, 6.02%, matures 9/25/02                                            1,008,902
                    Prudential - Cap MAC Inc.
                        #10041-211, 6.61%, matures 6/14/02                                       1,553,270
                    Sun America Life Ins. Co.
                        #4887, 7.66%, matures 1/2/04                                               417,737
                                                                                         ------------------

                             Total  investment contracts                                 $      54,046,118
                                                                                         ------------------






                                Burlington Resources Inc. Retirement Savings Plan
                      Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
                                                December 31, 1999

                                                 EIN: 91-1413284
                                                    Plan: 002
                                                  1999 Form 5500


                                                                                                (e)
                                                                                              Current
                                                                                              Value/
  (a)   (b)(c)                                                                              Fair Value
                                                                                         ------------------

            Cash and cash equivalents                                                    $       1,961,516

   *        Burlington Resources Inc. common stock                                              55,930,009

            Janus Worldwide Fund                                                                23,362,215

            MFS Massachusetts Investors  A Trust                                                 2,395,732

            Vanguard Balanced Index Fund                                                        13,516,765

            Montag and Caldwell Growth Fund                                                     11,955,569

   *        Schwab Small-Cap Index Fund                                                         13,387,887

            Vanguard Institutional Index Fund                                                   65,945,157

            Vanguard International Growth Fund                                                   9,644,487

            Participants' Notes Receivable, 7%  to 10%                                           7,185,934
                                                                                         ------------------

                        Total investments                                                $     259,331,389
                                                                                         ==================



   *  Denotes investment issued by a party-in-interest to the Plan.